Suzanne Murray 617.570.150 smurray@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 15, 2008

Via EDGAR

Ms. Kathleen Collins
Accounting Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249

Re:	Arbinet-thexchange, Inc. Form 10-K for the Year Ended December 31, 2007 Filed on March 17, 2008 File No. 000-51063

Dear Ms. Collins:

This letter is submitted on behalf of Arbinet-thexchange, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to the Company dated September 8, 2008 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, File Number 000-51063, which was filed with the Commission on March 17, 2008. The Company hereby confirms that it will submit its responses to the comments made in the Comment Letter by no later than October 6, 2008.

If you have any inquiries, please contact the undersigned at (617) 570-1505.

Very truly yours,

/s/ Suzanne Murray
Suzanne Murray

cc:	Shawn F. O’Donnell John B. Wynne, Jr. W. Terrell Wingfield, Esq.
Arbinet-thexchange, Inc.